April 11, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Monick, Senior Staff Accountant

Re:	First Real Estate Investment Trust of New Jersey Form 10-K for the Fiscal Year Ended October 31, 2012 Filed January 14, 2013 File No. 000-25043

Dear Ms. Monick:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s comment letter dated March 21, 2013, with respect to the Trust’s Form 10-K for the Fiscal Year Ended October 31, 2012 (the “Form 10-K”). Disclosures containing information similar to the information set forth in the sample disclosures presented below will be included in future filings by the Trust.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2012

Item 1. Business, page 3

Commercial Shopping Center Properties…., page 8

1.	In future Exchange Act periodic reports, please disclose the percentage of revenue provided by each of your top tenants.

Response – The Trust will revise future Exchange Act periodic reports to disclose the percentage of revenue provided by each of our ten largest commercial tenants.

Item 2. Properties, page 15

2.	Please revise your disclosure in future Exchange Act periodic reports to discuss whether you provide rent concessions or abatements and the impact of any concessions or abatements.

Response - The Trust will revise future Exchange Act periodic reports to disclose whether any rent concessions or abatements are provided to its tenants, as well as the impact of any concessions or abatements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

3.	In future Exchange Act periodic reports, for your commercial properties, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, and leasing commissions. These should be presented on a per square foot basis. Also, please compare new rents on new and renewed leases to prior rent based on effective rent. In addition, to the extent you have material lease expirations in the next year please include disclosure regarding the relationship of rents on expiring leases to market rent.

Response – The Trust will revise future Exchange Act periodic reports to expand the disclosure of our commercial leasing activities to include a discussion of the volume of new or renewed leases, tenant improvement costs, and leasing commissions, all presented on a per square foot basis. The Trust will also present a comparison of new rents on new and renewed leases to prior rents based on effective rent. In addition, to the extent that the Trust has any material lease expirations in the next year, we will include a disclosure of the relationship of rents on expiring leases to market rent.

Segment Information, page 24

4.	We note that you have provided disclosure regarding your net operating income. In future Exchange Act periodic reports, for your commercial properties, please also provide disclosure regarding “same-store” net operating income. Please also include a clear description of how you calculate NOI.

Response – The Trust will revise future Exchange Act periodic reports to include a disclosure of “same-store” net operating income (“NOI”) for its commercial properties. We further agree to provide a clear description of how we calculate “same-store” NOI.

Liquidity and Capital Resources, page 33

Contractual Obligations, page 34

5.	We note the disclosure of contractual obligations under your mortgage loans and construction loan as of October 31, 2012. Please tell us, and provide disclosure in future filings, your cash requirements for interest on outstanding long-term debt. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Response – The Trust believes that it is already in compliance with the requirements as stated above. The disclosure regarding our cash requirements relative to the interest on our outstanding long-term debt is discussed in the first paragraph under the caption Liquidity and Capital Resources on page 33 of our Form 10-K for the year ended October 31, 2012.

The Trust will expand such disclosure to include the following language: “We expect that cash provided by net operating income will be adequate to cover mandatory debt service payments (including payments of interest, but excluding balloon payments), real estate taxes, recurring capital improvements and dividends necessary to retain qualification as a REIT (90% of taxable income).”

Funds from Operations, page 35

6.	We note that your disclosure of FFO. Please address the following:
a.	It does not appear that you have presented FFO as defined by NAREIT. Please advise or revise future filings and provide us with an example of your proposed disclosure to present FFO as defined by NAREIT. You may present adjusted FFO for any additional adjustments. Adjusted FFO should be reconciled to FFO as defined by NAREIT.

Response – The Trust realizes that our calculation of FFO differs slightly from the FFO formula as prescribed by NAREIT. The Trust’s Board of Directors determined that our presentation of FFO is a more conservative approach than NAREIT’s presentation, since our FFO eliminates the impact of straight-line rent, which is a GAAP adjustment and in our opinion not representative of the true operational results of our segments. We also include the impact of routine capital improvements related to our residential operations, which is a major factor in a REIT’s ongoing operational results.

The Trust agrees that the basis of our FFO calculation is not entirely in compliance with the NAREIT guidelines. As such, we agree to revise future filings to present the FFO as per NAREIT and also present an Adjusted FFO, which would include adjustments for straight-line rent and routine capital improvements, and also include a reconciliation of Adjusted FFO to FFO as defined by NAREIT (See attached example.).

b.	Please tell us how your disclosure complies with Item 10(e) of Regulation S-K. Specifically, please tell us how you determined it was not necessary to provide a statement disclosing the reasons why you believe the use of FFO provides useful information. Refer to Item 10(e)(1)(i)(C).

Response –The Trust states on page 35 under the caption FFO, “FFO is the standard measurement of a REIT’s performance”. We also agree to expand all future Exchange Act periodic reports to state: “FFO is the standard measurement of a REIT’s performance and is provided in this report as a supplemental measure to U.S. GAAP net income available to common shareholders and earnings per share. Management believes that presentation of FFO in this report as a measure of FREIT’s performance is standard and customary for a REIT and necessary for evaluation of FREIT’s performance relative to other REITs.”

Item 15. Exhibits, Financial Statements and Schedules, page 40

(a)	Financial Statements

Notes to Consolidated Financial Statements, page 47

Note 1 – Organization and Significant Accounting Policies, page 47

Real Estate Development Costs, page 48

7.	Please tell us how you account for costs capitalized where the underlying project is cancelled or postponed, and cite the applicable accounting literature relied upon.

Response –In the case where the construction of a specific project has been postponed, capitalization of costs is also postponed, until such time as construction resumes. In such case, previously capitalized costs are evaluated for recoverability in accordance with the guidance for the impairment of long-lived assets (ASC 360-10). In the case where a construction project is cancelled, pursuant to ASC 970-360-40-1, all capitalized costs under the project will be written-off to expense in the period that the project is cancelled.

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,
/s/ Donald W. Barney
Donald W. Barney
President, Treasurer and Chief Financial Officer

PROPOSED FFO & AFFO PRESENTATION

Funds From Operations ("FFO")

	Year Ended October 31,
	2012	2011	2010
	($ in thousands, except per share amounts)
Net income	$11,996	$6,713	$4,131
Depreciation	6,186	6,070	5,996
Amortization of deferred leasing costs	291	282	284
Amortization of acquired leases	2	25	30
Under market lease amort re: Giant lease termination	(1,344)	—	—
Discontinued operations	(253)	(283)	(223)
Gain on sale of discontinued operations (net of tax)	(7,528)	—	—
Project abandonment costs	3,726	—	—
Distributions to minority interests	(834)	(1,267)	(1,022)
FFO	$12,242	$11,540	$9,196
Per Share - Basic	$1.76	$1.66	$1.32

Adjusted Funds From Operations ("AFFO")

FFO	12,242	11,540	9,196
Deferred rents (Straight lining)	(17)	(242)	(240)
Capital Improvements - Apartments	(723)	(433)	(334)
AFFO	11,502	10,865	8,622
Per Share - Basic	$1.66	$1.57	$1.24
Weighted Average Shares
Basic	6,942	6,942	6,942